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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

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                         GAYLORD CONTAINER CORPORATION
                           (Name of Subject Company)

                         GAYLORD CONTAINER CORPORATION
                       (Name of Person Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)


                                  368145 10 8
                     (CUSIP Number of Class of Securities)


                                DAVID F. TANAKA
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
            (Name, address and telephone number of person authorized
               to receive notice and communications on behalf of
                            person filing statement)


                                 With copies to:

                             WILLIAM S. KIRSCH, P.C.
                               JOHN A. SCHOENFELD
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                             CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Statement is hereby amended and supplemented by adding the following thereto:

         "NOTEHOLDER LITIGATION.

         On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders (the "Noteholders") of the Company's 9-3/4% Senior Notes due 2007 and 9-3/8% Senior Notes due 2007 (collectively, the "Senior Notes"). The complaint names as defendants the Company, the Purchaser, Parent and State Street Bank and Trust Company and Fleet National Bank. The plaintiffs allege that the Company has assumed fiduciary responsibilities to its creditors and that it has breached these duties along with provisions of the indentures related to the Senior Notes, and breached implied covenants of fair dealing in the indentures related to the Senior Notes by permitting, facilitating and/or favoring the proposed transaction. The plaintiffs allege that State Street Bank and Trust Company and Fleet National Bank, as trustees under the indentures related to the Senior Notes (collectively, the "Trustees"), breached their fiduciary duties to the Noteholders. The plaintiffs allege that Parent aided and abetted the Company's and the Trustees' alleged breaches. The plaintiffs seek, among other requested items of relief, injunctive relief enjoining the defendants from completing the transaction or if consummated, rescission of the transaction, the imposition of a constructive trust on the Company's assets for the benefit of its creditors and damages and fees and expenses."

         The above description of the lawsuit is qualified in its entirety by reference to the complaint, a copy of which has been filed as Exhibit (a)(7) hereto and is incorporated hereby by reference.

ITEM 9.  EXHIBITS.

         Item 9 of the Statement is hereby amended and supplemented to add the following exhibit:

         (a)(7) Complaint filed by Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. in the United States District Court for the Southern District of New York, on October 1, 2001 (incorporated by reference to Exhibit (a)(9) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 GAYLORD CONTAINER CORPORATION


Dated:   October 5, 2001         By:  /s/ David F. Tanaka
                                    --------------------------------
                                      Name: David F. Tanaka
                                      Title: Vice President, General Counsel
                                             and Corporate Secretary






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                                INDEX TO EXHIBITS


Exhibit Number    Description
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(a)(7)            Complaint filed by Absolute Recovery Hedge Fund, L.P. and
                  Absolute Recovery Hedge Fund, Ltd. in the United States
                  District Court for the Southern District of New York, on
                  October 1, 2001 (incorporated by reference to Exhibit (a)(9) to the Tender Offer Statement on Schedule TO filed with the Commission by Parent and Purchaser on September 28, 2001 (as amended thereafter)).